The Real Brokerage Announces Closing
of Private Placement

NEWS PROVIDED BY The Real Brokerage Inc. → Aug 12, 2020, 09:39 ET

TORONTO and NEW YORK, Aug. 12, 2020 /PRNewswire/ -- The Real Brokerage Inc. (TSXV: REAX) (OTCQX: REAXF) ("Real"), a national, technology-powered real estate brokerage in the United States of America, is pleased to announce that it has closed a non-brokered private placement offering of 1,900,000 common shares of Real (the "Common Shares") at a price of $0.35 per Common Share for aggregate gross proceeds of $665,000 (the "Offering"). Real intends to use the proceeds of the Offering for sales, marketing and general working capital purposes.

All Common Shares issued pursuant to the Offering will be subject to a four month statutory hold period commencing from the closing date under applicable securities laws. All Common Shares issued pursuant to the Offering are also subject to a six month contractual lock-up. The Offering is subject to final acceptance by the TSX Venture Exchange of requisite regulatory filings.

About Real
Real (www.joinreal.com) is a technology-powered real estate brokerage in 20 US states and the District of Columbia. Real is on a mission to make agents' lives better, creating financial opportunities for agents through higher commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information
For more details, please contact:
The Real Brokerage Inc.
Lynda Radosevich
lynda@joinreal.com
917-922-7020

Forward-looking Information
This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward- looking information in this press release includes, without limiting the foregoing, information relating to the use of proceeds from the Offering and the receipt of final acceptance by the TSX Venture Exchange.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the OTCQX has neither approved nor disapproved the contents of this press release.

SOURCE The Real Brokerage Inc.

Related Links
http://www.joinreal.com